
THE CLOROX COMPANY

2013 INTEGRATED ANNUAL REPORT–EXECUTIVE SUMMARY:

OUR FINANCIAL, ENVIRONMENTAL, SOCIAL AND GOVERNANCE PERFORMANCE


BURT'S BEES
HAND SALVE
BURT'S BEES
BEESWAX LIP BALM


Hidden Valley
Hidden Valley
THE ORIGINAL
Ranch

Powerful. Purposeful. Proven.


poett

POWERFUL
Brands

PURPOSEFUL
Strategy

PROVEN
Results


BRITA

About this Report

Our fiscal year 2013 report represents continued progress in integrated reporting, applying several principles from the International Integrated Reporting Council (IIRC) framework, as well as third-party assurance of key nonfinancial metrics as indicated with a ◆ by Ernst & Young LLP. We plan to continue issuing an integrated report annually.

This report builds on the materiality and stakeholder engagement assessment that was conducted for nonfinancial topics in fiscal year 2012 and also highlights a broader set of material topics for the company. These topics include our ability to drive sales; the strength of our product portfolio and demand-creation capabilities; product innovation (surface disinfection, natural products, sustainability improvements); employee engagement; financial discipline and cash flows; product responsibility (human and environmental safety, ingredient transparency); environmental sustainability (product and operational) and public health (community and healthcare settings). As always, we provide a discussion of the company's key risks in our Form 10-K Annual Report.

Our key stakeholders are stockholders and the broader investment community, employees, consumers, customers, government and nongovernmental organizations. For a more detailed look at how we work and communicate with key stakeholders, please visit Stakeholder Engagement at TheCloroxCompany.com.

Using the Global Reporting Initiative Framework

This year's report has been developed according to the Global Reporting Initiative (GRI) G3.1 guidelines, which provide a recommended framework and key performance indicators for sustainability reporting. More information on the G3.1 guidelines is available at globalreporting.org.

Based on the numbers of disclosures in our report, as well as third-party assurance of nonfinancial metrics, our fiscal year 2013 report meets a GRI-checked application of "B+". The report's GRI content index provides the location of our GRI standard disclosures found in our fiscal 2013 annual report and on our corporate website.

Reporting Period and Boundary

Unless otherwise stated, the data in this report cover wholly and majority-owned operations during our Centennial Strategy period, which we define as fiscal year 2008 through fiscal 2013. In some instances, we have included data on a five-year period and from other years to show year-over-year comparisons. We also include specific performance metrics for our latest fiscal year, or July 1, 2012, through June 30, 2013. Environmental sustainability data is tracked on a calendar-year basis and is global unless otherwise noted.


Global Reporting Initiative
Statement
GRI Application Level Check

GRI

Information on the G-3.1 Reporting Guidelines and application levels is available at globalreporting.org.

2013 INTEGRATED ANNUAL REPORT–EXECUTIVE SUMMARY:

OUR FINANCIAL, ENVIRONMENTAL, SOCIAL AND GOVERNANCE PERFORMANCE

annualreport.thecloroxcompany.com


CLOROX
Clean-Up
Cleaner + Bleach
Disinfects · Removes Stains

TABLE OF CONTENTS

A Message from Donald R. Knauss, Chairman and Chief Executive Officer


Fresh Step
BRITA
green works
BURT'S BEES
Credit: NYSE Euronext

Clorox Stakeholders:

In fiscal year 2013, The Clorox Company reached an important milestone. On May 3, we celebrated our 100th anniversary, marking a century of providing products that consumers value. Since our founding, we've grown into a $5.6 billion multinational manufacturer and marketer of products used every day in millions of homes, healthcare settings and other businesses around the world. As we honor our past, we also recognize our recent accomplishments and look forward, setting our sights on the future.

Our Centennial Strategy was successful in a challenging environment.

Almost six years ago, Clorox embarked on our Centennial Strategy, which was anchored in our mission of "We make everyday life better, every day." Our mission speaks to the fact that all of our products have a meaningful impact on consumers' everyday lives. And it speaks to the company's legacy of making a positive difference in our communities. While our mission is simple, it's a powerful source of inspiration for our employees who have focused relentlessly on delivering results against our Centennial Strategy objectives.

We delivered strong total stockholder returns.

Despite a challenging external environment, including the worst U.S. recession since World War II, we delivered total stockholder returns in the top third of our peer group. For the past five-year period beginning in fiscal year 2008, Clorox total stockholder return was 88 percent, compared to an average of 82 percent for our peer group and an average of 40 percent for the S&P 500. And Clorox's track record of generating strong cash flow allowed us to significantly increase our dividend from $1.60 to $2.56. Between share repurchases and total annual dividends paid to stockholders, we have returned more than $2 billion in cash to our stockholders over the last five years.

We delivered solid sales growth.

Over a five-year period, we've grown sales at a compounded annual growth rate of about 3 percent, due, in part, to strategic and bolt-on acquisitions as well as price increases implemented across our brands to address higher commodity costs and inflation. We've also delivered record levels of product innovation, which contributed more than 3 percentage points of incremental sales growth in the last two fiscal years. We're also constantly striving to make products that consumers want over competitors' products, and today, more than 50 percent of our U.S. retail portfolio is made up of consumer-preferred* products. And, we've made sustainability improvements to 35 percent of our product portfolio by enhancing our product formulas or reducing packaging materials.

In addition, we're proud of our team's excellent execution of our "3D" demand-creation model of *desire, decide* and *delight*, the cornerstone of our Centennial Strategy. We've created high-impact marketing communications to drive consumer *desire*, best-in-class, in-store promotions to influence purchase decisions at the point of *decide* and delivered superior-quality products to *delight* consumers.

We strengthened our portfolio of leading brands.

Today, nearly 90 percent of our brands are the No.1 or No. 2 market share leaders in their categories. We've made progress reshaping our portfolio toward faster-growing, profitable businesses by focusing on global consumer "megatrends" of health and wellness, sustainability, multiculturalism and affordability/value:

- Addressing the emerging consumer demand for natural products, we acquired Burt's Bees®, the leader in natural personal care, and launched Green Works® naturally derived cleaners and güd® natural personal care products for millennial consumers.

*Clorox defines consumer preferred as a product that 60 percent of consumers prefer versus a competitor product in blind tests. Excludes Burt's Bees.

Centennial Strategy Highlights

3% SALES GROWTH (5-year compounded annual growth rate)

35% PRODUCTS WITH SUSTAINABILITY IMPROVEMENTS* (since 2008)

87% (A) EMPLOYEE ENGAGEMENT (fiscal 2013)

- Building on the company's strength in disinfecting products to help reduce healthcare-acquired infections, we expanded our Professional Products business into healthcare channels. In fiscal year 2010, we acquired Caltech Industries, a U.S. leader in healthcare disinfecting products. In fiscal year 2012, we purchased Aplicare, Inc., a leader in infection prevention products for the skin, and HealthLink, which bundles a range of products for individual physicians, doctors' offices, outpatient care centers and other small healthcare facilities.
- Responding to the changing demographics in the U.S., we've developed and marketed products for Hispanic consumers, including the Clorox Fraganzia® brand of cleaners, air fresheners and spray disinfectants; Clorox CloroGel™, a multipurpose, bleach-based cleaner with a thicker formula; and new scents for Pine-Sol® cleaners that address Hispanic consumers' appreciation for fragrance.
- In our International business, we refocused our efforts on strategic geographies and categories where we have scale and competitive advantage. We grew our Home Care business in Latin America and significantly grew our international Burt's Bees business.

We drove high levels of employee engagement and elevated a new generation of senior leaders.

Clorox's business strategy begins with our people. Our strong focus on the engagement, development and well-being of our 8,400 employees around the world helps ensure we have motivated people who give their best every day. We regularly survey employees to determine their level of engagement by covering such topics as their pride in the company and in their work, their satisfaction in professional development, as well as the level of discretionary effort in their day-to-day jobs. In the last few years, our employee engagement scores have significantly surpassed global benchmarks of companies. In fiscal 2013, the percentage of "engaged" and "highly engaged" employees reached 87 percent.

We also surveyed employees around the world to capture the core attributes they value about working at Clorox. These attributes include living our values, pride in our trusted brands and products, and having opportunities to make a real impact on our business. We distilled these insights into a core employer brand – Our Clorox: Powered by everyone's leadership, every day – that will help us preserve and nurture the qualities that make Clorox unique.

Our commitment to fostering a culture of diversity and inclusion is a priority that sets Clorox apart. Focused recruiting, comprehensive training and support for our employee resource groups all contribute to our ongoing efforts to ensure diversity and inclusion is a business imperative. Since 2006, Clorox has received a perfect score in the Human Rights Campaign's Corporate Equality Index for our benefits and programs for lesbian, gay, bisexual and transgender employees. And, this year, the company was named one of the 2013 "Best of the Best" for top diversity employers by Hispanic Network Magazine.

Another important part of our people strategy is robust succession planning that creates opportunities for new leaders and ensures the continuation of strong governance. In fiscal 2013, Larry Peiros, a longtime Clorox veteran who made extensive contributions to the business, retired from his post as chief operating officer (COO). We then moved to a structure of two COOs, with the appointments of Benno Dorer to executive vice president and chief operating officer – Cleaning, International and Corporate Strategy, and George Roeth to executive vice president and chief operating officer – Household and Lifestyle. I'm pleased about the current structure of our executive team, with leaders whose extensive industry experience and strategic capabilities will continue our focus on delivering stockholder value.

We integrated corporate responsibility into our business, because it's good business.

More than ever, consumers and investors are voting with their wallets when it comes to companies that do the right thing. While our values have guided our success for more than 100 years, in fiscal 2010, the company established a formal corporate responsibility strategy that is tightly integrated with the business.

(A) Reviewed by Ernst & Young LLP. Refer to pages 15-16 for the review report.

*A sustainability improvement is defined as either 1) a 5 percent or greater reduction in either product or packaging material on a per consumer use basis or 2) a meaningful sustainability improvement to 10 percent or more of either product or packaging material on a per consumer use basis.

Five-Year Total Stockholder Return
(Fiscal Year 2008 – Fiscal Year 2013)


100%
80%
60%
40%
20%
0%
88%
59%
29%
82%
60%
22%
40%
25%
15%
Clorox
Select Peers*
S&P
Stock Price Appreciation
Dividends Paid

*Peer companies – an average of 17 consumer packaged goods companies, excluding Clorox, used for benchmarking purposes.

From 2007 to 2012, we made a lot of progress in reducing the environmental impact of our operations. We reduced greenhouse gas emissions by 26 percent, energy consumption by 15 percent, water consumption by 22 percent and solid waste to landfill by 27 percent (per case of product sold). Earlier this year, Clorox was ranked No. 41 on the 2013 Global 100 Most Sustainable Corporations in the World List by Corporate Knights, a Toronto-based media and investment research company. The same listing placed us second among household and personal products companies. The company also received the Most Innovative Corporate Social Responsibility Disclosure Policy Award by Corporate Secretary magazine. The award recognized our 2011 annual report "Think Outside the Bottle," which was Clorox's first time to combine its financial, environmental, social and governance performance in an integrated report. And finally, for the third consecutive year, Clorox made it to Corporate Responsibility magazine's Top 100 list of most responsible companies.

We continue to also believe that vibrant, healthy communities play a large role in the longevity of our business. That's why The Clorox Company Foundation has awarded cash grants totaling more than $90 million to nonprofit organizations, schools and colleges since its founding in 1980. In fiscal 2013 alone, the foundation awarded more than $4 million in cash grants, while the company made product donations valued at about $15 million[1], and our brands' cause marketing programs contributed another $1.3 million to deserving nonprofits.

We delivered solid results in fiscal year 2013.

Turning to our fiscal 2013 results[2], we delivered 3 percent sales growth, driven in part by record levels of product innovation, while continuing to face a bumpy economic recovery and a fragile consumer. Overall, we are pleased with our results, which also include:

- Earnings from continuing operations that increased to $574 million, compared to $543 million in fiscal 2012
- Diluted net earnings per share from continuing operations of $4.31, an increase of 5 percent, versus fiscal 2012 of $4.10
- Gross margin expansion of 80 basis points, up to 42.9 percent versus 42.1 percent in fiscal 2012
- Economic profit of $426 million, an increase of 6 percent, compared to $402 million in fiscal 2012*
- Free cash flow of $583 million, more than 10 percent of net sales, versus $428 million, or about 8 percent of net sales, in fiscal 2012**

Despite this solid performance, our top-line results came in slightly lower than anticipated, primarily due to challenges we faced in the second half of the fiscal year, including unusually cold weather, which significantly impacted our Charcoal business and the overall category; declining foreign currencies in multiple international markets; and increased competitive activity in disinfecting wipes and laundry. We have plans in place to help address these challenges, including increased merchandising activity and product innovation scheduled for fiscal 2014.

While one of our biggest challenges recently has been continued pressure on our margins – particularly from high inflation, price controls and foreign currency declines in Venezuela and Argentina – we made strong progress in rebuilding our margins in fiscal 2013, with gross margin up almost 1 percentage point to 42.9 percent. Once again, our track record of delivering strong cost savings made a difference in margin improvement, with a savings of more than $100 million

[1]Fair Market Value was derived from current year average truckload price of the product donated. Truckload prices are based on volume ordered and shipped.
[2]This report includes certain financial measures that are not defined by generally accepted accounting principles in the U.S. (U.S. GAAP), including economic profit (EP)* and free cash flow**. These measures are called non-GAAP financial measures and should be considered supplemental in nature, as they are not intended to substitute related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies. They should only be read in connection with the company's consolidated financial statements presented in accordance with GAAP. For definitions and reconciliations of these non-GAAP measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, refer to page 7.

this year. In fact, fiscal 2013 marks more than 10 consecutive years we've delivered at least 1.5 percentage points of margin improvement from cost savings.

Our fiscal 2013 total stockholder return was a robust 19 percent, which was slightly below the averages of our peer group and S&P 500 as the broader stock market experienced a strong rebound in early 2013. Delivering superior total stockholder returns continues to be a priority in our long-term plans, as evidenced by our superior five-year returns during our Centennial Strategy period. To this end, in May we increased our quarterly cash dividend by nearly 11 percent, making fiscal 2013 the 36th consecutive year we've increased total annual dividends paid to our stockholders.

Our 2020 Strategy continues the company's focus on delivering stockholder value.

Our sights are now set on 2020, with a strategy that builds on the success of the past six years and directs the company to the highest-value opportunities for long-term profitable growth and strong total stockholder returns. Specifically, our long-term financial targets include sales growth of 3 to 5 percent and EBIT[1] margin growth of 25 to 50 basis points. With a commitment to maintaining a healthy dividend, our goal is to continue delivering total stockholder returns in the top third of our peer group.

To accomplish our 2020 goals, we've chosen to focus on the following strategies:

Engage our people as business owners.
We want to enable our team across the entire company to become even more effective by empowering them to make decisions faster and supporting them to work more efficiently by simplifying operational processes. At the core, it's about moving toward a more agile enterprise – harnessing everyone's leadership and doing everything we can to enable Clorox people to make an impact each and every day.

Support the long-term health of our brands through more targeted 3D plans and product innovation.
We plan to evolve our 3D demand-creation model of *desire*, *decide* and *delight* to engage with consumers in a more meaningful way and ensure we're addressing their product needs. This evolution will include seeking more granular insights about when and where consumers are open to communications, and expanding our digital capabilities to better target and personalize consumer messages and address the growing role of e-commerce. We'll look to enhance our supply chain to be more flexible and better anticipate the needs of consumers and customers. We'll also continue to focus on the value proposition of our brands, emphasizing product superiority and meaningful innovation.

Grow in profitable new categories, channels and countries.
Our strategy also includes pursuing businesses in expanding markets with strong profit potential. These opportunities – whether they're adjacent categories in which our brands can be successful, new sales channels such as healthcare facilities, or countries where we want to expand our product offerings – should be large enough to be meaningful to Clorox and have competitive dynamics that leverage our brand strengths and our superior demand-creation capabilities.

Fund growth by reducing waste in our work, products and supply chain.
As we continue our transformation into an even more agile enterprise, we're placing the consumer at the center of everything we do. When it comes to our day-to-day tasks and operational processes, we'll focus on work that drives the highest value to our consumers – and ultimately leads to profitable growth. This means eliminating waste, or ineffective work, across the enterprise. Delivering strong cost savings, reducing selling and administrative expenses to 14 percent or less of sales over time and driving our sustainability initiatives are priorities that will help reduce waste and fund growth.

When I think about our Centennial Strategy performance and our vision for 2020, the term "constancy of purpose" comes to mind. We've set clear goals and aspirations for our next set of milestones. We're leveraging the power of our brands, building on proven results and focused on a purposeful strategy, while remaining grounded in strong principles of corporate responsibility and always remembering our greatest competitive advantage is our people.

Thank you for your continued support.

Sincerely,

Donald R. Knauss
Chairman and Chief Executive Officer
August 23, 2013

[1]EBIT represents earnings from continuing operations before interest income, interest expense and income taxes. EBIT margin is the ratio of EBIT to net sales. Both EBIT and EBIT margin are non-GAAP financial measures. The company's management believes these measures provide useful additional information to investors about trends in the company's operations and are useful for period-over-period comparisons.

Company Profile

Our Mission:
We make everyday life better, every day.

FY 2013

$5.6B SALES

8,400 EMPLOYEES



MANUFACTURING FACILITIES 39

100+ COUNTRIES MARKETS SERVED

CLOROX IS TRADED ON THE NYSE UNDER THE SYMBOL

CLX

Sales by Segment and Category


CLEANING
32%
HOUSEHOLD
30%
INTERNATIONAL
22%
LIFESTYLE
16%

CLEANING

Home Care 17%

Laundry 10%

Professional Products 5%

HOUSEHOLD

Bags & Wraps 14%

Charcoal 9%

Cat Litters 7%

LIFESTYLE

Dressings & Sauces 9%

Water Filtration 4%

Natural Personal Care 3%

INTERNATIONAL

International 22%

Performance

Achieving financial success with transparency and strong governance


Net Sales
($ Millions)


$5,231
$5,468
$5,623
2011
2012
2013

Adjusted Earnings From Continuing Operations Before Interest and Taxes Margin (as a % of Net Sales)[1]
(non-GAAP)


18.0%*
16.7%
17.3%
13.1%**
2011
2012
2013

*Excluding noncash Burt's Bees goodwill impairment charge
**Including noncash Burt's Bees goodwill impairment charge

Earnings From Continuing Operations[2]
($ Millions)


$545[1]
$543[1]
$574[1]
$287[2]
2011
2012
2013

[1]Adjusted Non-GAAP
[2]GAAP

Diluted Net Earnings Per Share From Continuing Operations[2]
($ Dollars)


$3.93[1]
$4.10[2]
$4.31[1]
$2.07[2]
2011
2012
2013

[1]Adjusted Non-GAAP
[2]GAAP

Net Cash Provided by Continuing Operations
($ Millions)


$690
$620
$777
2011
2012
2013

Economic Profit[3]
(non-GAAP)
($ Millions)


$393
$402
$426
2011
2012
2013

Free Cash Flow[4]
(non-GAAP)
($ Millions)


$462
$428
$583
2011
2012
2013

See page 7 for full footnotes.

See footnotes below for descriptions of these non-GAAP measures, the reasons management believes they are useful to investors, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

1. EBIT represents earnings from continuing operations before interest income, interest expense and income taxes. EBIT margin is the ratio of EBIT to net sales. The company's management believes these measures provide useful additional information to investors about trends in the company's operations and are useful for period-over-period comparisons. EBIT margin for fiscal year 2011 was 13.1 percent. Excluding the fiscal year 2011 noncash goodwill impairment charge of $258 million for the Burt's Bees business, adjusted EBIT margin was 18 percent.

Reconciliation of Earnings from Continuing Operations Before Income Taxes to Adjusted EBIT

Dollars in millions	FY13	FY12	FY11
Earnings from continuing operations before income taxes	$ 853	$ 791	$ 563
Noncash goodwill and intangibles impairment	—	—	258
Interest income	(3)	(3)	(3)
Interest expense	122	125	123
Adjusted EBIT	$ 972	$ 913	$ 941
Adjusted EBIT margin	17.3%	16.7%	18.0%
Net sales	$ 5,623	$ 5,468	$ 5,231

2. Fiscal year 2011 earnings from continuing operations and diluted net earnings per share from continuing operations were $287 million and $2.07, respectively. Excluding the fiscal year 2011 noncash goodwill impairment charge of $258 million (an impact of $1.86 per diluted share) for the Burt's Bees reporting unit, earnings from continuing operations – adjusted and diluted net earnings per share from continuing operations – adjusted (both non-GAAP measures) were $545 million and $3.93, respectively. The company's management believes these measures, excluding the fiscal year 2011 noncash goodwill impairment charge, are reflective of its sustainable results and trends and that this non-GAAP information provides investors with a more comparable measure of year-over-year financial performance.

3. Economic profit (EP), a non-GAAP measure, is defined by the company as earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill and intangibles impairment and interest expense; less an amount of tax based on the effective tax rate before any noncash goodwill and intangibles impairment charge, and less a charge equal to average capital employed multiplied by the weighted-average cost of capital. Management uses EP to evaluate business performance and allocate resources, and it is a component in determining management's incentive compensation. Management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

Reconciliation of EP

Dollars in millions	FY13	FY12	FY11
Earnings from continuing operations before income taxes	$ 853	$ 791	$ 563
Noncash restructuring-related and asset impairment costs	—	4	6
Noncash goodwill and intangibles impairment	—	—	258
Interest expense	122	125	123
Earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill and intangibles impairment and interest expense	$ 975	$ 920	$ 950
Income taxes on earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill and intangibles impairment and interest expense[(1)]	319	289	321
Adjusted after-tax profit	$ 656	$ 631	$ 629
Average capital employed[(2)]	$ 2,552	$ 2,544	$ 2,618
Capital charge[(3)]	$ 230	$ 229	$ 236
Economic profit (adjusted after-tax profit less capital charge)	$ 426	$ 402	$ 393

(1) The tax rate applied is the effective tax rate on continuing operations before any noncash goodwill and intangibles impairment charge, which was 32.7%, 31.4% and 33.8% in fiscal years 2013, 2012 and 2011, respectively. The difference between the fiscal year 2011 effective tax rate on continuing operations before any noncash goodwill and intangibles impairment charge and the effective tax rate on continuing operations of 49.0% is (16.0)% related to the nondeductible, noncash goodwill impairment charge and 0.8% for other tax effects related to excluding this charge.

(2) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year noncash restructuring-related and asset impairment costs and noncash goodwill and intangibles impairment. Average capital employed represents the average of adjusted capital employed for the current year and adjusted capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

Dollars in millions	FY13	FY12	FY11
Total assets	$ 4,311	$ 4,355	$ 4,163
Less:			
Accounts payable	413	412	423
Accrued liabilities	490	494	442
Income taxes payable	29	5	41
Other liabilities	742	739	619
Deferred income taxes	119	119	140
Non-interest bearing liabilities	1,793	1,769	1,665
Total capital employed	2,518	2,586	2,498
Noncash restructuring-related and asset impairment costs	—	4	6
Noncash goodwill and intangibles impairment	—	—	258
Adjusted capital employed	$ 2,518	$ 2,590	$ 2,762
Average capital employed	$ 2,552	$ 2,544	$ 2,618

(3) Capital charge represents average capital employed multiplied by the weighted-average cost of capital. The weighted-average cost of capital used to calculate capital charge was 9% for all fiscal years presented.

4. Free cash flow is calculated as net cash provided by continuing operations less capital expenditures. For fiscal years 2013, 2012 and 2011, net cash provided by continuing operations was $777 million, $620 million and $690 million, respectively, and capital expenditures were $194 million, $192 million and $228 million, respectively. The company's management uses this measure to help assess the cash-generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow does not represent cash available only for discretionary expenditures, since the company has mandatory debt service requirements and other contractual and nondiscretionary expenditures.

Products

Making responsible products, responsibly

FY 2013

3% INCREMENTAL SALES GROWTH FROM PRODUCT INNOVATION

7% (A) PRODUCTS WITH SUSTAINABILITY IMPROVEMENTS*

For the calendar year ended Dec. 31, 2012. Percentage based on net customer sales.

*A sustainability improvement is defined as either 1) a 5 percent or greater reduction in either product or packaging material on a per consumer use basis or 2) a meaningful sustainability improvement to 10 percent or more of either product or packaging material on a per consumer use basis.

Planet

Shrinking our environmental footprint while growing our business

Operational Footprint Reduction
(CY 2012 vs CY 2011, per case of products sold)

-10% (A)	-10% (A)	-5%	-1%
GREENHOUSE GAS EMISSIONS	ENERGY CONSUMPTION	WATER CONSUMPTION	SOLID WASTE TO LANDFILL

Our Impact

Safeguarding families with our be healthy, be smart and be safe initiatives

FY 2013

$4.1 million THE CLOROX COMPANY FOUNDATION CASH GRANTS

$1.3 million CAUSE MARKETING CONTRIBUTIONS (U.S. ONLY)

$22.1 million TOTAL IMPACT*



76,000 EMPLOYEE VOLUNTEER HOURS (CY2012)

$15 million (A) CORPORATE PRODUCT DONATIONS

*Total impact includes financial equivalent of volunteer hours, calculated at $22.14 per volunteer hour, based on the 2012 industry standard from Independent Sector, a leading nonprofit organization that determines the financial equivalent of volunteer initiatives.

(A) Reviewed by Ernst & Young LLP. Greenhouse gas emissions and energy consumption percentages reflect U.S. only. Refer to pages 15-16 for the review report.

People

Promoting diversity, opportunity and respectful treatment

FY 2013



Employee Engagement

87% VS 80% BENCHMARK*

*The global benchmark is based on responses from over 250,000 employees from more than 25 countries around the world.

.61 WORLD-CLASS RECORDABLE INCIDENT RATE*

*A recordable incident rate (RIR) of 1.0 or less is considered world class.

40% U.S. FEMALE NONPRODUCTION MANAGERS

49% GLOBAL FEMALE NONPRODUCTION EMPLOYEES

27% FEMALE INDEPENDENT BOARD OF DIRECTORS*

20% FEMALE EXECUTIVE COMMITTEE MEMBERS

45% MINORITY INDEPENDENT BOARD OF DIRECTORS*

*As of Aug.19, 2013, based on total number of independent board of directors.
Reviewed by Ernst & Young LLP. Refer to pages 15-16 for the review report.

CLOROX U.S. Ethnic Diversity EXCEEDS U.S. Census Diversity



24%

MANAGERS
- White 76%
- Asian 13%
- Black/African-American 5%
- Hispanic/Latino 5%
- Other 1%*

U.S. Minority Non-Production Managers vs **22%** U.S. Census Bureau



30%

EMPLOYEES
- White 70%
- Asian 13%
- Black/African-American 10%
- Hispanic/Latino 6%
- Other 1%*

U.S. Minority Non-Production Employees vs **28%** U.S. Census Bureau

*Includes Native American, Native Hawaiian and multiracial.

Guided by Strong Governance

Clorox's core values – led by "doing the right thing" – are ingrained in our culture and influence every business decision we make. These values are embodied in our rigorous corporate governance practices.

Our corporate governance guidelines provide a framework by which our board of directors oversees the governance of the company, and our committee charters establish the authorities, duties and responsibilities of each of our board committees. In addition, all of our directors, executives and employees are required to comply with the Clorox Code of Conduct, which details the ethical and legal standards by which we operate. We provide Code of Conduct training every 18 months on a rolling basis in English, Spanish and Chinese. In fiscal year 2013, 91 percent of all Clorox employees completed compliance training, which includes our Code of Conduct.

Clorox believes that treating people with dignity, respect and equal opportunity is a principle that should extend to the practices of our business partners as well. To that end, contractors and suppliers must certify their compliance through the Clorox Business Partner Code of Conduct, which specifically addresses business practices expected of our partners, as well as their parent companies and affiliates. This code addresses our partners' practices in areas including human rights, labor, health and safety, environmental stewardship, business conduct and ethics.

Highly Experienced Executive Committee

Clorox is proud of the depth of industry experience and strategic leadership of our dedicated management team. While each leader brings a unique set of talents and perspectives to the table, the team shares a common vision of driving profitable, sustainable growth while staying true to Clorox's values.



Donald R. Knauss
Chairman of the Board and Chief Executive Officer



Benno Dorer
Executive Vice President and Chief Operating Officer – Cleaning, International and Corporate Strategy



George C. Roeth
Executive Vice President and Chief Operating Officer – Household and Lifestyle



Jon Balousek
Senior Vice President – General Manager, Specialty Division



James Foster
Senior Vice President – Chief Product Supply Officer



Laura Stein
Senior Vice President – General Counsel



Thomas P. Britanik
Senior Vice President – Chief Marketing Officer



Jacqueline P. Kane
Senior Vice President – Human Resources and Corporate Affairs



Frank A. Tataseo
Executive Vice President – Professional Products, Mergers & Acquisitions, Partnerships and Information Technology



Michael Costello
Vice President – General Manager, International



Grant J. LaMontagne
Senior Vice President – General Manager, Professional Products



Nick Vlahos
Senior Vice President – Chief Customer Officer



Wayne L. Delker, Ph.D.
Senior Vice President – Chief Innovation Officer



Stephen M. Robb
Senior Vice President – Chief Financial Officer



Dawn Willoughby
Senior Vice President – General Manager, Cleaning Division

Board of Directors Committed to Stockholder Interests

Our board of directors represents the interests of our stockholders – including optimizing long-term financial results – and is responsible for overseeing management's operations of the company's business. The board's oversight includes evaluating our corporate policies, reviewing and monitoring our financial and business strategies, overseeing risk management processes and legal and regulatory compliance, evaluating executive compensation and providing for management succession. Guided by lead director Robert Matschullat, the board is composed of members who bring extensive leadership experience, broad-based business skills and expertise in areas that are critical to our business and global business and social perspective.

Recently, Jeff Noddle, Rogelio Rebolledo and Esther Lee joined the Clorox board of directors. Mr. Noddle most recently served as executive chairman of SuperValu, Inc., the nation's third-largest grocery retailer and leading food distributor, until his retirement in 2010. He brings extensive operational, supply chain and strategic leadership experience to the Clorox board. Mr. Rebolledo retired in 2007 after a 30-year career with PepsiCo Inc., where he served as chairman of Pepsi Bottling Group, Mexico. His experience and knowledge of multinational operations and international expansion, particularly in Latin America, are especially important as Clorox continues to execute our growth strategies. Ms. Lee has served as senior vice president – brand marketing, advertising and sponsorships at AT&T since 2009. As a recognized leader in brand marketing and advertising, Ms. Lee brings valuable expertise in global brand management and creative strategy to the Clorox board.

Mr. Noddle, Mr. Rebolledo and Ms. Lee join a deeply experienced board that's driven by our core values and committed to doing what's best for the long-term interests of our stockholders.



Daniel Boggan, Jr.
Retired Senior Vice President, the National Collegiate Athletic Association



Robert W. Matschullat
Retired Vice Chairman and Chief Financial Officer, The Seagram Company Ltd.



Richard H. Carmona, M.D., M.P.H., F.A.C.S.
Vice Chairman, Canyon Ranch



Edward A. Mueller*
Retired Chairman and Chief Executive Officer, Qwest Communications International Inc.



Tully M. Friedman
Chairman and Chief Executive Officer, Friedman Fleischer & Lowe LLC



Jeffrey Noddle
Retired Executive Chairman, SuperValu, Inc.



George Harad
Retired Executive Chairman of the Board, OfficeMax Inc.



Rogelio Rebolledo
Retired Chairman, Pepsi Bottling Group, Mexico



Donald R. Knauss
Chairman of the Board and Chief Executive Officer, The Clorox Company



Pamela Thomas-Graham
Chief Talent, Branding and Communications Officer, Credit Suisse Group



Esther Lee
Senior Vice President, Brand Marketing, Advertising and Sponsorships, AT&T



Carolyn M. Ticknor
Retired President of Hewlett Packard Company, Imaging & Printing Systems

*Mr. Mueller will retire from the board of directors as of the company's Annual Meeting of Stockholders on Nov. 20, 2013.

Integrated Business Model

OUR MISSION

We make everyday life better, every day.

WHY WE DO IT

OUR OBJECTIVE

Be the best at building big-share brands in economically attractive midsized categories.

WHERE WE'RE GOING

OUR GOAL

Deliver total stockholder returns in the top third of our peer group by driving economic profit growth.*

OUR COMMITMENT

Leverage environmental, social and governance performance to help drive long-term sustainable value.

HOW WE DO IT

OUR STRATEGIES

- Engage our people as business owners.
- Support the long-term health of our brands through more targeted "3D" plans and product innovation.
- Grow into profitable new categories, channels and countries.
- Fund growth by reducing waste in our work, products and supply chain.

WHAT WE'RE DOING

*Peer companies -- an average of 17 consumer packaged goods companies, excluding Clorox, used for benchmarking purposes.

Operating Context: Business Value Drivers

OUR RESOURCES

TALENTED AND ENGAGED EMPLOYEES
Since our founding, Clorox has attracted smart, values-driven people who want to make a positive impact. Whether it's developing products that stop the spread of infection, ensuring safety in our workplace or driving our corporate responsibility strategy, Clorox people are driven to do their best every day. Working with a great team and having the opportunity to take on challenging and meaningful experiences are examples of why our people are such an asset to our organization.

SUPERIOR BRAND-BUILDING CAPABILITY: 3D INNOVATION
Using our "3D" demand-creation model – *desire, decide* and *delight* – we strive to build powerful brands and lifelong consumer loyalty. We produce award-winning marketing communications to drive consumer *desire*; create standout product packaging and in-store promotions to compel purchases at the point of *decide*; and deliver superior-quality products to *delight* consumers.

ADVANTAGED PRODUCT PORTFOLIO
We leverage global consumer megatrends of health and wellness, sustainability, multiculturalism and affordability/value to guide and shape our portfolio. Our overarching objective to build big-share brands in economically attractive, midsized categories is the foundation for our decisions. By clearly knowing our direction, having a strong 3D demand-creation model and meaningful product innovation, we've achieved proven results: nearly 90 percent of our brands are the No. 1 and No. 2 leaders in their categories.

FINANCIAL DISCIPLINE AND STRONG CASH FLOW
Notable financial discipline, sound strategy and a track record of delivering strong cost savings all contribute to Clorox's ability to generate strong cash flow. Our priorities for using cash include reinvesting in our business and returning cash to our stockholders. Between share repurchases and increases in total annual dividends paid to stockholders, we have returned more than $2 billion in cash to our stockholders in the last five years.

EXTERNAL FACTORS

GLOBAL ECONOMY
There are a number of global, external factors that can affect our ability to drive growth in the short and long term. Economic conditions, foreign currency declines, price controls in certain markets, population growth and the political climates within countries where we do business are just a few that can positively or adversely impact our consumers, customers and areas of our business. Our strategies are designed to help us navigate the challenges we face and seize opportunities for business growth.

RAW MATERIAL COSTS
Commodity costs have a significant impact on our profit margins. When costs are high, we rely on internal cost savings and judiciously implementing price increases to help offset expenses.

LAWS AND REGULATIONS
As a multinational company, Clorox is subject to diverse and complex laws and regulations. We monitor compliance with the changing regulatory landscape across our business and provide regular compliance training to our employees.

NATURAL RESOURCES
Like all companies, Clorox relies on the availability of natural resources, such as water, plant-based ingredients, minerals and other inputs to our business. That's why we're mindful of our product and operational footprint and have an environmental sustainability strategy that seeks to minimize our impact as we grow our business.

Operating Context for Integrated Business Model

To achieve our business goals, we must optimize key resources and relationships in the context of a dynamic operating environment. Our strategies are set accordingly, with value-creating activities designed to deliver sustainable, long-term growth.

OUR VALUES

For more than a century, our moral compass has guided us to win the right way.

DO THE RIGHT THING
The long-term health of our company depends on our integrity. We have a tradition of honesty, fair dealing and ethical practices. We look at facts to make purposeful decisions, and we are committed to openly communicating our choices with our key stakeholders.

STRETCH FOR RESULTS
Our success is measured by our ability to consistently win in the marketplace by exceeding the expectations of our consumers, customers, stockholders and each other.

TAKE PERSONAL OWNERSHIP
We make progress by taking personal ownership in both the results and the process to get there. Our team knows that every individual plays an important role in delivering excellent work and achieving our company goals.

WORK TOGETHER TO WIN
Our success depends on productive collaboration among Clorox people, our business partners and our communities. Individual ownership and contributions are critical, but none of us can accomplish our goals alone. Teamwork is essential for achieving even greater results.

OUR RELATIONSHIPS

CONSUMERS
Our ability to tap into what our consumers want and, in turn, deliver value comes from deeply knowing their preferences and taking their feedback to heart. Through our global insights team, we have a 360-degree view of our consumers: their relationship with our brands, understanding what product qualities really matter to them, how they shop for our products and how they use them at home. We develop or enhance our products with these insights in mind, constantly looking for ways to make everyday life better.

RETAIL CUSTOMERS
We have a long tradition of partnering with retail customers to grow our categories and help them achieve success. A cornerstone of our approach is leveraging our deep consumer insights and sharing this data to help customers make smart decisions about their own businesses. This has proven successful – Kantar Retail, an industry research group, has often ranked Clorox in the top 10 among manufacturers for our sales force and customer teams.

INVESTORS
Above all, we focus on delivering stockholder value. We have a strong reputation for communicating clearly and transparently about our financial performance through quarterly earnings communications, in-person meetings between our investors and senior leaders, as well as our annual stockholder meeting, among other engagement activities.

COMMUNITIES
Vibrant, healthy communities play a significant role in our business, which is why we have a long history of contributing to economic vitality and social well-being in areas where we operate.

EMPLOYEES
Our 8,400 employees are the engine of our company; ensuring high levels of engagement is a top priority for Clorox. We maintain an ongoing dialogue with our team, through quarterly town hall meetings, surveys and meaningful workplace programs, to keep heads and hearts in the game each and every day.

SUPPLIERS AND OTHER BUSINESS PARTNERS
We strive to establish strong business relationships with third-party organizations, including suppliers who provide raw materials and services that help us develop, manufacture and distribute high-quality products. Having close working relationships starts with influencing our partners' business practices so that they mirror our own in areas such as human rights, labor, equal opportunity, sustainability, workplace safety and ethics.

2020 Strategy: An Evolution to Maximize Stockholder Value

As we look forward, our intent is to build on the success of our Centennial Strategy, which, during the last five-year period, delivered compounded annual growth rates of 3 percent for sales and 6 percent for economic profit, as well as total stockholder returns in the top third of our peer group – all in a challenging economic environment. Now, our sights are set on 2020, with a strategy that continues to focus the company on the highest-value opportunities to deliver profitable growth and strong total stockholder returns over the long term.

To accomplish our 2020 goals, we've chosen to focus on the following strategies:

1. Engage our people as business owners

From a team member working the line at our plant in Wheeling, Ill., to another leading a new product launch in Chile, to yet another developing new product ideas at our innovation center in Pleasanton, Calif., Clorox people drive the success of our business. Our goal is to enable them to become even more effective by ensuring they focus on the highest-value work to drive profitable growth, empowering them to make decisions faster and supporting them to work more efficiently by simplifying operational processes. In addition, with our new employer brand, "Our Clorox," we'll continue our focus on the most important attributes of our company that drive high levels of employee engagement, including living our values, taking pride in our great brands and products, and offering meaningful career opportunities.

2. Support the long-term health of our brands through more targeted "3D" plans and product innovation

Clorox expects to see continued fragmentation of consumers and retail customers. This means it will be more challenging than ever to reach target audiences effectively. We plan to evolve our 3D demand-creation model of *desire, decide* and *delight* to engage with consumers in a more meaningful way and ensure we're addressing their product needs. This evolution will include seeking more granular insights about when and where consumers are open to communications; expanding digital capabilities to better target and personalize consumer messages as well as address the growing role of e-commerce; and enhancing our supply chain to be more flexible and better anticipate the needs of consumers and customers. In addition, we'll continue to focus on the value proposition of our brands, emphasizing product superiority and meaningful innovation.

3. Grow in profitable new categories, channels and countries

Our strategy also includes pursuing businesses in expanding markets with strong profit potential. We target opportunities – whether they're adjacent categories in which our brands can be successful, new sales channels such as healthcare facilities or countries where we want to expand our product offerings – that are large enough to be meaningful to Clorox and with competitive dynamics that leverage our brand strengths and our superior demand-creation capabilities.

4. Fund growth by reducing waste in our work, products and supply chain

As we transform into an agile enterprise, we're placing the consumer at the center of everything we do. When it comes to our day-to-day tasks and operational processes, we'll focus on work that drives the highest value to our consumers – and ultimately leads to profitable growth. This means eliminating waste, or ineffective work, across the enterprise. Delivering strong cost savings, reducing selling and administrative expenses to 14 percent or less of sales and driving our sustainability initiatives are priorities that will help reduce waste and fund growth.

Our 2020 Strategy sets clear goals and aspirations for the company's next set of milestones. We're leveraging the power of our brands, building on proven results and focusing on a purposeful strategy, while remaining grounded in strong principles of corporate responsibility to get there.



MISSION: We make everyday life better, every day.

GOALS

Deliver total stockholder returns in the top third of our peer group by driving economic profit growth.


GROW NET CUSTOMER SALES BY
3% TO 5%
PER YEAR


GROW OVERALL
MARKET SHARE

GROW EBIT MARGIN
25-50
BASIS POINTS PER YEAR**

	BUSINESS		CORPORATE RESPONSIBILITY	
	Objective: Be a top-performing CPG company by being best at building big-share brands in economically attractive midsized categories.		**Objective:** Leverage environmental, social and governance performance to help drive long-term, sustainable value creation.	
STRATEGY	**STRATEGIC IMPERATIVES**	**MEASURES**	**STRATEGIC IMPERATIVES**	**MEASURES**
Engage our people as business owners.	• Adopt an agile enterprise approach to streamline and simplify core work processes. • Deliver an employer brand that demonstrates the unique benefit of working at Clorox. • Drive inclusion and diversity of experience, gender, ethnicity and thought within our organization and supplier base.	• Engagement scores • Process simplification milestones • Diversity representation	• Sustain high levels of employee engagement. • Continue to drive minority and female representation in the U.S. • Maintain workplace safety.	• Engagement scores • Diversity representation • Maintain annual recordable injury incident rate of 1.0 or less
STRATEGY	**STRATEGIC IMPERATIVES**	**MEASURES**	**STRATEGIC IMPERATIVES**	**MEASURES**
Support the long-term health of our brands through more targeted "3D" plans and product innovation.	• Increase the value from product innovation behind product superiority and a strategic product pipeline that is margin accretive to the company average. • Build enhanced 3D consumer engagement, enabled by more targeted insights, technology and a more flexible supply chain.	• Market share • Household penetration • 60-40 decisive product wins* • Incremental net customer sales from innovation • Assortment, merchandising, pricing, shelving	• Drive sustainability improvements in product formulations and packaging.	• Sustainability improvements to more than 50 percent of product sales (from 2011 base)
STRATEGY	**STRATEGIC IMPERATIVES**	**MEASURES**	**STRATEGIC IMPERATIVES**	**MEASURES**
Grow in profitable new categories, channels and countries.	• Expand our market penetration in Professional Products Division (PPD) healthcare. • Expand U.S. Retail/International into adjacencies through innovation, partnerships and acquisitions.	• PPD net customer sales, margin, EBIT** • Percent of incremental sales from growth in adjacent categories • Adjacency milestones • Mergers & acquisitions and partnership pipeline	• Support our global communities through our be healthy, be smart and be safe initiatives.	• Charitable contributions, cause marketing donations, product donations and employee volunteerism
STRATEGY	**STRATEGIC IMPERATIVES**	**MEASURES**	**STRATEGIC IMPERATIVES**	**MEASURES**
Fund growth by reducing waste in our work, products and supply chain.	• Adopt an agile enterprise approach to eliminate waste, and reduce selling and administrative expenses to 14 percent or less of the rate of sales. • Reduce our exposure to inflation in our products and supply chain, particularly energy-driven costs. • Rebuild margin in International.	• Cost savings • Selling and administrative expenses as a percentage of net customer sales growth • Gross margin • Environmental footprint reductions • Working capital	• Reduce the environmental impact of our operations. • Improve the sustainability of our upstream supply chain. • Ensure key renewable materials are sustainably sourced.	• 20 percent reduction in GHG emissions, energy, solid waste to landfill and water use (on a per-case-sold basis, against 2011 base) • Top 100 suppliers (70 percent spend) reduce their environmental impact • Only recycled or certified virginfiber in packaging; all palm oil RSPO certified or Green Palm offset

*We define consumer preferred as a product that 60 percent of consumers prefer versus a competitor product in blind tests.

**EBIT represents earnings from continuing operations before interest income, interest expense and income taxes. EBIT margin is the ratio of EBIT to net sales. Both EBIT and EBIT margin are non-GAAP financial measures. The company's management believes these measures provide useful additional information to investors about trends in the company's operations and are useful for period-over-period comparisons.

Report of Independent Registered Public Accounting Firm on Condensed Financial Statements


EY
Building a better
working world

The Board of Directors and Shareholders of The Clorox Company and subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company and subsidiaries at June 30, 2013 and 2012 and the related consolidated statements of earnings, comprehensive income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2013 (not presented separately herein), located at annualreport.thecloroxcompany.com, and in our report dated August 23, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2013 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst & Young LLP

San Francisco, California
August 23, 2013

Report of Independent Accountants on Review of Non-Financial Information


EY
Building a better
working world

To the Board of Directors and Management of the Clorox Company

We have reviewed selected quantitative performance indicators (the "subject matter") included in the accompanying Schedule of Reviewed Performance Indicators (the "schedule") and as presented in The Clorox Company's 2013 Annual Report and Executive Summary (the "Reports") for the period of July 1, 2012 to June 30, 2013 or as otherwise noted. We did not review all information included in the Reports. We did not review the narrative sections of the Reports, except where they incorporated the subject matter. Clorox management is responsible for the subject matter included in the accompanying table and as also presented in the Reports, and for selection of the criteria against which the subject matter is measured and presented.

Our review was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included:

- inquiries of persons responsible for the subject matter;
- obtaining an understanding of the data management systems and processes used to generate, aggregate and report the subject matter;
- analytical procedures over the conformity of the subject matter with the criteria; and,
- performing such other procedures as we considered necessary in the circumstances.

A review is substantially less in scope than an examination, the objective of which is an expression of opinion on the subject matter. Accordingly, we do not express such an opinion.

Non-financial information contained within annual reports are subject to measurement uncertainties resulting from limitations inherent in the nature and the methods used for determining such data. The selection of different but acceptable measurement techniques can result in materially different measurements. The precision of different measurement techniques may also vary.

Based on our review, nothing came to our attention that caused us to believe that the subject matter for the year ended June 30, 2013 or as otherwise noted, is not presented, in all material respects, in conformity with the relevant criteria.

Ernst + Young LLP

San Francisco, California
September 3, 2013

Report of Independent Accountants on Review of Non-Financial Information


EY
Building a better working world

The Clorox Company
Schedule of Reviewed Performance Indicators
For the year ended June 30, 2013

INDICATOR NAME	SCOPE	UNIT	REPORT VALUE
Greenhouse gas (GHG) emissions[1]	Scope 1 & 2 – U.S. Scope 3[2]	Percentage reduction of tonnes carbon dioxide equivalent per stat case sold[3] from 2011 to 2012	-10%
Energy consumption[1]	Scope 1 & 2 – U.S.	Percentage reduction of megawatt hours (MWh) per stat case sold from 2011 to 2012	-10%
Sustainability improvements to product portfolio since January 2012	Global	Percentage of product portfolio[4]	7%
Workforce demographics/diversity metrics	Global[5]	Percentage minority non-production employees in United States (U.S.)	30%
		Percentage female non-production employees	49%
		Percentage female non-production managers in U.S.	40%
		Percentage female independent Board of Directors[6]	27%
		Percentage female executive committee members	20%
U.S. product donations	U.S. only	Fair Market Value[7] of products donated in U.S. Dollars	$15,000,000
Total recordable incident rate[8]	Global	Recordable incident rate (RIR)	.61
Employee engagement score[9]	Global	Percent of employee engagement	87%

[1]Greenhouse gas emissions include Scope 1 and 2 emissions from stationary fuel combustion, refrigerants, mobile fuel consumption, and indirect electricity in the U.S. as well as Scope 3 emissions from domestic product distribution, and business travel using the operational control method of the WRI/WBCSD/ Greenhouse Gas Protocol. Greenhouse gas emissions and energy consumption data are reported as a percentage reduction of emissions or energy for the year ended December 31, 2012 over the year ended December 31, 2011 in Clorox's 2013 Annual Report and are calculated using the WRI/WBCSD Greenhouse Gas Protocol.
[2]Scope 3 emissions are limited to employee business travel globally and finished good transportation within the United States only.
[3]For businesses acquired during the reporting year, Clorox estimated the cases of product sold for calendar year 2011 based on actual 2012 calendar year figures, for purposes of comparability in the calculation.
[4]For the calendar year ended December 31, 2012. Percentage based on net customer sales.
[5]All diversity metrics are global, with the exception of percentage minority employees and percentage female non-production managers, which are United States (U.S.) only. Definition of "minority" based on Equal Employment Opportunity Commission.
[6]Determined as at August 19, 2013.
[7]Fair Market Value was derived from current year average truckload price of the product donated. Truckload prices are based on volume ordered and shipped.
[8]Recordable incident rate is measured using the United States Department of Labor Occupational Safety and Health Administration's (OSHA) guidelines and is determined at July 25 for the year ended June 30, 2013.
[9]Employee engagement score is determined through an independent third-party surveying methodology that assesses the average responses to a composite of 14 questions in four areas of engagement (Rational Commitment, Emotional Commitment, Discretionary Effort and Intent to Stay) using a 6-point scale translated into an overall engagement percentage.

Stock Listing and Number of Record Holders

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX. As of July 31, 2013, the number of record holders of Clorox's common stock was 12,321.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800-756-8200 or 781-575-2726
TDD 800-952-9245 or 312-588-4110 for hearing impaired
computershare.com/investor

Stockholder Information Service

Stockholders can call Clorox Stockholder Direct at 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear news and messages about Clorox, request company materials or get a 20-minute-delayed stock quote. The latest company news is also available at TheCloroxCompany.com.

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered stockholders can purchase additional shares. Nonstockholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2013, and concluded that it is effective. For more information, see Item 9.A. of the company's annual report on Form 10-K for the fiscal year ended June 30, 2013.

2013 Financial Information

Full financial statements for The Clorox Company are provided in the company's 2013 proxy statement. Detailed financial information is available without charge through the following sources:

The company's proxy statement is available at TheCloroxCompany.com.

The company's annual report on Form 10-K for the fiscal year ended June 30, 2013, is available at TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2013, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of August 23, 2013. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Comparison of Five-Year Cumulative Total Returns*

The graph below compares the cumulative total stockholder return of the Common Stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares & Specialties Index (referred to below as S&P Benchmark Index) for a five-year period ending June 30, 2013. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

Comparison of 5-Year Cumulative Total Return*

Among The Clorox Company, the S&P 500 Index and a S&P Benchmark Index**



$200
$150
$100
$50
$0
Clorox: $188.39
S&P Benchmark Index: $160.10
S&P 500: $140.32
6/08
6/09
6/10
6/11
6/12
6/13

*$100 invested on 6/30/08 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

**Composed of the S&P's Household Products Index and the S&P's Housewares & Specialties Index.


GLAD
ForceFlex
OdorShield
febreze
34
Tall Kitchen
Fresh Lemon


THE CLOROX COMPANY

The Clorox Company
1221 Broadway
Oakland, CA 94612

thecloroxcompany.com

Read the 2013 Integrated Annual Report and Take Our Survey:
annualreport.thecloroxcompany.com

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